Stan J.H. Lee, CPA 2160 North Central Rd. Suite # 203 ● Fort Lee ● NJ 07024 Mailing address: P.O. Box 436402 San Ysidro CA 92143-9402 619-623-7799 ● Fax 619-564-3408 ● stan2u@gmail.com

To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of August 7, 2009, on the reviewed financial statements of Environmental Credits, Ltd. as of June 30, 2009 and for the period then ended in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Stan J.H. Lee, CPA Stan J.H. Lee, CPA

August 7, 2009 Fort Lee, NJ 07024

Registered with the Public Company Accounting Oversight Board Member of New Jersey Society of CPAs